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                              April 21, 2021

       Robert S. Prather, Jr.
       Chief Executive Officer
       Heartland Media Acquisition Corp.
       3282 Northside Pkwy
       Suite 275
       Atlanta, GA 30327

                                                        Re: Heartland Media
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 25,
2021
                                                            CIK No. 0001850529

       Dear Mr. Prather:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Acquisition Process, page 6

   1. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your
officers and directors could potentially make a substantial profit even if you select an
acquisition target that subsequently declines in value and is unprofitable for public
investors. As a separate matter, add a risk factor addressing this risk.

              You may contact Becky Chow at 202-551-6524 or Amit Pande at 202-551-3423 if you
       have questions regarding comments on the financial statements and related matters. Please
 Robert S. Prather, Jr.
Heartland Media Acquisition Corp.
April 21, 2021
Page 2

contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRobert S. Prather, Jr.                  Sincerely,
Comapany NameHeartland Media Acquisition Corp.
                                                          Division of
Corporation Finance
April 21, 2021 Page 2                                     Office of Finance
FirstName LastName